Exhibit 99.2

VERMILION ENERGY INC. REPORT OF VOTING RESULTS (SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held virtually on May 11, 2022. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated March 15, 2022 (the "Information Circular") available on Sedar at www.sedar.com.

An aggregate of 69,579,996 common shares of Vermilion (being 42.75% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at nine (9).

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
60,995,625	99.53%	286,926	0.47%

2.	Ordinary resolution to approve the election of the following ten nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	Number	Percent (%))	Number	Percent (%)
Lorenzo Donadeo	60,158,292	98.21%	1,097,759	1.79%
James J. Kleckner Jr.	60,768,401	99.20%	487,650	0.80%
Carin S. Knickel	59,504,558	97.14%	1,751,493	2.86%
Stephen P. Larke	60,103,402	98.12%	1,152,649	1.88%
Dr. Timothy R. Marchant	57,280,013	93.51%	3,976,038	6.49%
Robert Michaleski	60,089,140	98.10%	1,166,911	1.90%
William B. Roby	60,771,903	99.21%	484,148	0.79%
Manjit K. Sharma	60,406,672	98.66%	821,630	1.34%
Judy A. Steele	60,700,462	99.09%	555,522	0.91%

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
66,734,857	96.24%	2,609,704	3.76%

4.	Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
59,100,61010	96.55%	2,110,202	3.45%

5.	Ordinary resolution to approve adoption of the Omnibus Incentive Plan, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
57,262,609	93.50%	3,978,729	6.50%